UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

VIVINT SMART HOME, INC.

(Name of Issuer)

Class A common stock

(Title of Class of Securities)

928542109

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the Appropriate Box to Designate the Rule Pursuant to Which this Schedule Is Filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons Solamere V Investment, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,703,534
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,703,534
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,703,534
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.89%
12.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons Solamere Capital Fund II, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,703,534
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,703,534
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,703,534
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.89%
12.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons Solamere Capital Fund II GP, LP
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,703,534
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,703,534
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,703,534
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.89%
12.	Type of Reporting Person (See Instructions) IA

1.	Names of Reporting Persons Solamere Group, LLC
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,703,534
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,703,534
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,703,534
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 5.89%
12.	Type of Reporting Person (See Instructions) IA

Item 1(a).	Name of Issuer

Vivint Smart Home, Inc. (the “Issuer”)

Item 1(b).	Address of the Issuer’s Principal Executive Offices

4931 North 300 West Provo, Utah 84604

Item 2(a).	Names of Persons Filing

This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)  Solamere V Investment, LLC (“Solamere V”)

(ii)  Solamere Capital Fund II, LP (“Solamere Capital”)

(iii)   Solamere Capital Fund II GP, LP (“Solamere GP”)

(iv) Solamere Group, LLC (“Solamere Group”)

Item 2(b).	Address of the Principal Business Office, or if none, Residence:

The principal business address of each of the Reporting Persons is as follows: 137 Newbury Street, 7th Floor Boston, Massachusetts 02116

Item 2(c).	Citizenship

See responses to Item 4 on each cover page.

Item 2(d).	Title of Class of Securities

Class A common stock, par value $0.0001 per share (“Common Stock”)

Item 2(e).	CUSIP Number

928542109

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a(n):

☐ (a) a broker or dealer registered under Section 15 of the Exchange Act.

☐ (b) a bank as defined in Section 3(a)(6) or the Exchange Act.

☐ (c) an insurance company as defined in Section 3(a)(19) of the Exchange Act.

☐ (d) an investment company registered under Section 8 of the Investment Company Act.

☒ (e) an investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

☐ (f) an employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

☐ (g) a parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

☐ (h) a savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

☐ (i) a church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

☐ (j) a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J).

☐ (k) a group in accordance with Rule 13d-1(b)(1)(ii)(K).

Item 4.	Ownership

(a)   Amount beneficially owned:

Solamere V directly holds 11,703,534 shares (the “Shares”) of Common Stock of the Issuer, or 5.89% of the outstanding shares of Common Stock of the Issuer, based on 198,470,112 shares of Common Stock of the Issuer outstanding as of November 3, 2020, as reported in the Quarterly Report on Form 10-Q of the Issuer filed with the Securities and Exchange Commission on November 5, 2020.

Solamere Capital is the managing member of Solamere V. Solamere GP is the general partner of Solamere Capital and Solamere Group is the general partner of Solamere GP. Solamere Group is controlled by its managing members, being Taggart M. Romney, Eric F. Scheuermann, and Spencer J. Zwick. Any action by Solamere Group with respect to the Issuer or the Issuer’s securities held by the Reporting Persons, including voting and dispositive decisions, requires at least a majority vote of the managing members. Under the so-called “rule of three,” because voting and dispositive decisions are made by at least a majority of the managing members, none of the managers is deemed to be a beneficial owner of the Issuer’s securities held by the Reporting Persons.

(b)  Percent of Class:

See responses to Item 11 on each cover page.

(c)   Number of shares as to which the Reporting Person has:

(i)  Sole power to vote or to direct the vote:

See responses to Item 5 on each cover page.

(ii)  Shared power to vote or to direct the vote:

See responses to Item 6 on each cover page.

(iii)   Sole power to dispose or to direct the disposition of:

See responses to Item 7 on each cover page.

(iv) Shared power to dispose or to direct the disposition of:

See responses to Item 8 on each cover page.

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not Applicable

Item 8.	Identification and Classification of Members of the Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

Not Applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

SOLAMERE V INVESTMENT, LLC

BY:	SOLAMERE CAPITAL FUND II, LP
ITS:	MANAGING MEMBER

BY:	SOLAMERE CAPITAL FUND II GP, LP
ITS:	GENERAL PARTNER

BY:	SOLAMERE GROUP, LLC
ITS:	GENERAL PARTNER

By:	/s/ Eric F. Scheuermann
Name:	Eric F. Scheuermann
Title:	Managing Member

SOLAMERE CAPITAL FUND II, LP

BY:	SOLAMERE CAPITAL FUND II GP, LP
ITS:	GENERAL PARTNER

BY:	SOLAMERE GROUP, LLC
ITS:	GENERAL PARTNER

By:	/s/ Eric F. Scheuermann
Name:	Eric F. Scheuermann
Title:	Managing Member

SOLAMERE CAPITAL FUND II GP, LP

BY:	SOLAMERE GROUP, LLC
ITS:	GENERAL PARTNER

By:	/s/ Eric F. Scheuermann
Name:	Eric F. Scheuermann
Title:	Managing Member

SOLAMERE GROUP, LLC

By:	/s/ Eric F. Scheuermann
Name:	Eric F. Scheuermann
Title:	Managing Member

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

EXHIBIT LIST

Exhibit A	Joint Filing Agreement, dated as of February 12, 2021

EXHIBIT A

JOINT FILING AGREEMENT

This will confirm the agreement by and among the undersigned that the Schedule 13G filed with the Securities and Exchange Commission on or about the date hereof with respect to the beneficial ownership by the undersigned of the shares of Class A common stock, par value $0.0001 per share, of Vivint Smart Home, Inc. (this “Agreement”), is being filed, and all amendments thereto will be filed, on behalf of each of the persons and entities named below that is named as a reporting person in such filing in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

Dated: February 12, 2021

SOLAMERE V INVESTMENT, LLC

BY:	SOLAMERE CAPITAL FUND II, LP
ITS:	MANAGING MEMBER

BY:	SOLAMERE CAPITAL FUND II GP, LP
ITS:	GENERAL PARTNER

BY:	SOLAMERE GROUP, LLC
ITS:	GENERAL PARTNER

By:	/s/ Eric F. Scheuermann
Name:	Eric F. Scheuermann
Title:	Managing Member

SOLAMERE CAPITAL FUND II, LP

BY:	SOLAMERE CAPITAL FUND II GP, LP
ITS:	GENERAL PARTNER

BY:	SOLAMERE GROUP, LLC
ITS:	GENERAL PARTNER

By:	/s/ Eric F. Scheuermann
Name:	Eric F. Scheuermann
Title:	Managing Member

SOLAMERE CAPITAL FUND II GP, LP

BY:	SOLAMERE GROUP, LLC
ITS:	GENERAL PARTNER

By:	/s/ Eric F. Scheuermann
Name:	Eric F. Scheuermann
Title:	Managing Member

SOLAMERE GROUP, LLC

By:	/s/ Eric F. Scheuermann
Name:	Eric F. Scheuermann
Title:	Managing Member